PRESS RELEASE

Celanese Europe Holding GmbH & Co.

KG Announces Extension of the Subsequent Acceptance Period

Kronberg, Germany, January 3, 2005.

      The subsequent acceptance period of the mandatory offer by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), to purchase all of the issued and outstanding registered ordinary shares of Celanese AG (other than ordinary shares owned by Celanese Europe Holding GmbH & Co. KG or held by Celanese AG in treasury) for EUR41.92 per share in cash (plus interest) has been extended as required by German law, due to the pendency of award proceedings relating to the mandatory offer. The subsequent acceptance period is now scheduled to expire on April 1, 2005 at 12:01 a.m. New York City time, 6:01 a.m. Central European Time, unless otherwise further extended as required by German law. The mandatory offer is required by Section 305 of the German Stock Corporation Act in connection with the domination and profit and loss transfer agreement between Celanese Europe Holding GmbH & Co. KG and Celanese AG. As described in the offer document relating to the mandatory offer and the amendments thereto, the consideration offered in the subsequent acceptance period is EUR41.92 in cash (plus interest), as reduced by any guaranteed dividend payments. No shares tendered during the subsequent acceptance period may be withdrawn after tender.

      Celanese Europe Holding GmbH & Co. KG is a German limited partnership controlled by a group of funds advised by The Blackstone Group.

Contact:

John A. Ford	Dr. Hanns Ostmeier

Vice President	Managing Director

The Blackstone Group	The Blackstone Group Deutschland GmbH

Tel: (212) 583-5000	Tel.: +49-40-70 29 80